PHASEBIO PHARMACEUTICALS, INC.

1 Great Valley Parkway, Suite 30

Malvern, Pennsylvania 19355

October 15, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mary Beth Breslin
Irene Paik
Jim Rosenberg
Tabatha Mccullom

RE:	PhaseBio Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-227474

Ladies and Gentlemen:

  PhaseBio Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Wednesday, October 17, 2018, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Darren DeStefano and Madison Jones of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

  Once the Registration Statement has been declared effective, please orally confirm that event with Darren DeStefano of Cooley LLP, counsel to the Registrant, at (703) 456-8034, or in his absence, Madison Jones at (202) 728-7087 or Jason Drory at (202) 842-7837.

[Signature Page Follows]

Very truly yours,

PHASEBIO PHARMACEUTICALS, INC.

By:	/s/ Jonathan P. Mow
Name:	Jonathan P. Mow
Title:	Chief Executive Officer

cc:	John Sharp, PhaseBio Pharmaceuticals, Inc.
Christian E. Plaza, Cooley LLP
Darren K. DeStefano, Cooley LLP
Madison A. Jones, Cooley LLP
Edwin M. O’Connor, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP

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